UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

GULFSLOPE ENERGY, INC.
(Name of Issuer)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

40273W105
(CUSIP Number)

John B. Connally III
2500 City West, Suite 800
Houston, Texas 77042
(281) 918-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:
Thomas C. Pritchard, Esq.
Brewer & Pritchard, P.C.
Three Riverway, Suite 1800
Houston, Texas 77056
Tel:  (713) 209-2950
Fax: (713) 659-5302

May 6, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  40273W105

1	NAMES OF REPORTING PERSONS John B. Connally III I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURES OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF	7	SOLE VOTING POWER 25,000,000
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 25,000,000
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4%
14	TYPE OF REPORTING PERSON IN

Introduction

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the Statement on Schedule 13D filed on May 10, 2010, (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on February 14, 2014 (the “Amendment No. 1”, together with the Original 13D the “Schedule 13D”), relating to the shares of common stock, par value $0.001 per share (the “Common Stock”), of GulfSlope Energy, Inc., a Delaware corporation (the “Issuer”) by John B. Connally III.  Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

This Amendment relates to the transfer of (i) 18,000,000 shares of Common Stock from Connally to third parties in various private transactions, and (ii) 7,000,000 shares of Common Stock from Connally to Sanders Morris for $0.31 per share.  Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended by the addition of the following:

On May 6, 2014, Connally transferred 18,000,000 shares of Common Stock to unaffiliated third parties.  On June 2, 2014, Connally transferred 7,000,000 shares of Common Stock to Sanders Morris, a registered broker dealer, for $0.31 per share.

Other than as described in this Schedule 13D, the Reporting Persons do not have any plan or proposal that relates to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D

Item 5.  Interest in Securities of the Issuer

Item 5 hereby is replaced in its entirety with the following:

(a) Mr. Connally is the beneficial owner of 25,000,000 share of Common Stock.    The shares of Common Stock beneficially owned by Mr. Connally equal approximately 4% of the Issuer’s outstanding shares of Common Stock, based on 625,724,010 shares outstanding as of May 12, 2014, as reported in the Issuer’s quarterly report on Form 10-Q, filed with the SEC on May 15, 2014.

(b) Mr. Connally has sole voting power over the 25,000,000 shares of Common Stock beneficially owned by him.

(c) No other transactions occurred in the Common Stock effected by the Reporting Persons since Amendment No. 1 to this Schedule 13D was filed, other than the transfer described above.

(d) Except as described in this Schedule 13D, no person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/ John B. Connally III
Name: John B. Connally III

Dated:  June 27, 2014